SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to Article 6, paragraph one, of CVM instruction 358/02, informs its shareholders and the market in general the complete document just released by Telecom Italia S.p.A.

Rio de Janeiro, October 03rd, 2013.

TIM Participações

Rogerio Tostes

Investor Relations Officer

PRESS RELEASE

TELECOM ITALIA: FRANCO BERNABÈ RESIGNS FROM THE OFFICE OF CHAIRMAN

Milan, 3 October 2013

The Chairman of Telecom Italia Franco Bernabè has resigned from his office. The meeting of the Board of Directors continues chaired by the Vice President Aldo Minucci. The Board expressed its gratitude to Franco Bernabè for the great commitment and substantial managerial contribution offered over the years spent guiding the Company. Mr. Bernabè was an executive, not independent, Director and was the Chairman of the Executive Committee. On the basis of the information available pursuant to art. 114, sub-paragraph 7 of legislative decree no. 58/1998, he owns 468,000 Telecom Italia ordinary shares (of which 18,000 indirectly) and 480,000 Telecom Italia savings shares (of which 30,000 indirectly). A further communication will be released at the end of the Board meeting.

Telecom Italia

Investor Relations

http://www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 3, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.